CONFORMED COPY


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM T-1
                   STATEMENT OF ELIGIBILITY UNDER THE TRUST
                    INDENTURE ACT OF 1939 OF A CORPORATION
                         DESIGNATED TO ACT AS TRUSTEE

                     CHECK IF AN APPLICATION TO DETERMINE
                     ELIGIBILITY OF A TRUSTEE PURSUANT TO
                               SECTION 305(b)(2)

                      HSBC Bank USA, National Association
              (Exact name of trustee as specified in its charter)

       N/A                                           20-1177241
       (Jurisdiction of incorporation                (I.R.S. Employer
       or organization if not a U.S.                 Identification No.)
       national bank)

       90 Christiana Road
       New Castle, Delaware                          19702
       (Address of principal executive offices)      (Zip Code)

                             Kevin T. O'Brien, SVP
                      HSBC Bank USA, National Association
                               452 Fifth Avenue
                         New York, New York 10018-2706
                              Tel: (212) 525-1311
           (Name, address and telephone number of agent for service)

                     MERRILL AUTO TRUST SECURIZATON 2007-1
              (Exact name of obligor as specified in its charter)

       Delaware                                      04-7025193
       (State or other jurisdiction                  (I.R.S. Employer
       of incorporation or organization)             Identification No.)

       4 World Financial Center
       North Tower, 12th Floor
       New York, New York                            10080
       (Address of principal executive offices)      (Zip Code)



                            Asset-Backed Securities
                        (Title of Indenture Securities)

                                    General

Item 1. General Information.
        --------------------

               Furnish the following information as to the trustee:

          (a) Name and address of each examining or supervisory authority to which it is subject.

               Comptroller of the Currency, New York, NY.

               Federal Deposit Insurance Corporation, Washington, D.C.

               Board of Governors of the Federal Reserve System, Washington,
               D.C.

          (b) Whether it is authorized to exercise corporate trust powers.

                    Yes.

Item 2. Affiliations with Obligor.
        --------------------------

               If the obligor is an affiliate of the trustee, describe each such affiliation.

                    None

Item 3-15. Not Applicable

Item 16. List of Exhibits
         ----------------

Exhibit
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T1A(i)         (1)  Copy of the Articles of Association of HSBC Bank USA,
                    National Association.

T1A(ii)        (1)  Certificate of the Comptroller of the Currency dated July
                    1, 2004 as to the authority of HSBC Bank USA, National
                    Association to commence business.

T1A(iii)       (2)  Certificate of Fiduciary Powers dated August 18, 2004 for
                    HSBC Bank USA, National Association

T1A(iv)        (1)  Copy of the existing By-Laws of HSBC Bank USA, National
                    Association.

T1A(v)              Not applicable.

T1A(vi)        (2)  Consent of HSBC Bank USA, National Association required by
                    Section 321(b) of the Trust Indenture Act of 1939.

T1A(vii) Copy of the latest report of condition of the trustee (December 31, 2006), published pursuant to law or the requirement of its supervisory or examining authority.

T1A(viii)           Not applicable.

T1A(ix)             Not applicable.


     (1) Exhibits previously filed with the Securities and Exchange Commission with Registration No. 333-118523 and incorporated herein by reference thereto.
     (2) Exhibits previously filed with the Securities and Exchange Commission with Registration No. 333-125197 and incorporated herein by reference thereto.

                                   SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, HSBC Bank USA, National Association a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 25th day of May, 2007.


                                    HSBC BANK USA, NATIONAL ASSOCIATION


                                    By: /s/ Elena Zheng
                                        -----------------------------------
                                            Elena Zheng
                                            Assistant Vice President